

Mail Stop 4631

January 29, 2018

<u>Via E-mail</u>
Mr. John Anthony Leper, President
Lepora Holdings, Inc.
Suite 1104 Crawford House
70 Queen's Road
Central, Hong Kong

> **Re:** **Lepora Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-55562**

Dear Mr. Leper:

We issued comments to you on the above captioned filing on December 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 12, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.


Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction

Cc: William Barnett Esq., Barnett & Linn